

Mail Stop 3561

January 11, 2011

Via Fax & U.S. Mail

Bradley C. Almond
Chief Financial Officer
Cambium Learning Group, Inc.
1800 Valley View Lane Suite 400
Dallas, TX 75234-8923

> **Re: Cambium Learning Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 26, 2010**
> **Form 10-Q for the quarter ended September 30, 2010**
> **Filed November 5, 2010**
> **File No. 001-34575**

Dear Mr. Almond:

We have reviewed your response letter dated January 7, 2011 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

- <u>Results of Operations</u>
- <u>Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 27</u>

    1. We note from your response to our prior comment one that as part of the renegotiation with the customer in December 2008, the timing of the measurement and payment of the annual licensing fee was changed. Please explain to us in greater detail the change(s) in the terms of the annual licensing fee arrangement that resulted in recognition of additional upfront revenue of $1.7 million in December 2008. As part of your response, please tell us the products or services included in the licensing arrangement and the period over which the renegotiated licensing fee was related and why it was appropriate to recognize the revenue in fiscal 2008 when the annual fees were related to fiscal 2009. Furthermore, please tell us the nature and terms of the further negotiations in March 2009, which resulted in recognition of additional upfront revenue of $1.7 million. We may have further comment upon receipt of your response.

- <u>Reconciliation Between Net Loss and Adjusted EBITDA for the Year Ended December 31, 2009, page 36</u>

    2. We note from your response to our prior comment three that you have included an alternative presentation which you intend to include in future filings. Please revise future filings to also include a discussion of why you are including this pro forma presentation and to include footnote disclosures explain the nature of each pro forma adjustment and how that amount was calculated or determined. Refer to Article 11 of Regulation S-X.

****

You may contact Claire Erlanger at (202)551-3301 or Jean Yu at (202)551-3305 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(214) 424-6216